SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 7, 2014

Eagle Bancorp, Inc.

 (Exact name of registrant as specified in its charter)

Maryland	0-25923	52-2061461
(State or other jurisdiction	(Commission file number)	(IRS Employer
of incorporation)		Number)

7830 Old Georgetown Road, Third Floor, Bethesda, Maryland 20814

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code:  301.986.1800

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

8.01        Other Events.

On June 9, 2014, Eagle Bancorp, Inc. (the “Company”) and its wholly owned subsidiary bank, EagleBank (“EagleBank”), entered into an Agreement and Plan of Reorganization (the “Agreement”) with Virginia Heritage Bank (“Virginia Heritage”), pursuant to which Virginia Heritage will be merged with and into EagleBank, with EagleBank surviving the merger (the “Merger”). The Agreement is described in more detail in Eagle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2014.

On October 7, 2014, Eagle announced that it had received the final bank regulatory approval required for consummation of the Merger, from the Maryland Commissioner of Financial Regulation (the “Commissioner”). The Commissioner’s approval included a condition that for a period of twelve months following the date of the Merger, no dividend or management fees may be paid by EagleBank to the Company, without prior written approval of the Commissioner. The Company does not believe that this condition will have a material impact on it.  Eagle had received regulatory approval of the Merger from the Federal Reserve Bank of Richmond on August 8, 2014 and from the Virginia State Corporation Commission on September 24, 2014. Subject to the approval of Virginia Heritage’s shareholders of the Agreement and the satisfaction of other customary closing conditions, the Merger is expected to be completed on October 31, 2014.

Item 9.01.  Financial Statements and Exhibits

(a)  Financial Statements of Business Acquired.  Not applicable.

(b)  Pro Forma Financial Information.  Not applicable.

(c)  Shell Company Transactions.  Not applicable.

(d)  Exhibits.

99.1                 Press Release dated October 7, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EAGLE BANCORP, INC.

	By:	/s/ Ronald D. Paul
Ronald D. Paul, President, Chief Executive Officer

Dated: October 8, 2014